August 12, 2011

VIA EDGAR

Larry M. Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:

National HealthCare Corporation

Form 10-K for Fiscal Year Ended December 31, 2010

Filed February 22, 2011

File No. 001-13489

Dear Mr. Spirgel:

On behalf of National HealthCare Corporation ("NHC" or the "Company"), this is written in response to your letter dated July 29, 2011 regarding the Company’s filing referenced above.  Our responses are keyed to the comments in your letter.  This letter is being filed on EDGAR.

SEC Comment

Definitive Proxy Statement Incorporated by Reference Into Part III

Compensation Discussion & Analysis, page 17

Bonus Compensation, page 18

1.

Please revise your discussion of the bonus compensation paid to your named executive officers to:

•

Fully describe the individual performance plans applicable to Mr. Flatt and Mr. Ussery, including disclosure of material corporate or individual performance targets, and how the application of these plans results in the particular awards to these officers in 2010. Explain the reasoning behind compensating these individuals under separate plans. Disclose, if true, that the individual performance plans are funded out of the NHC Executive Officer Performance Based Compensation bonus pools and explain how so.

•

Further describe how the board determined 2010 NHC Executive Officer Performance Based Compensation allocations to each named executive officer explaining how attainment of "Company goals" and the comparisons to other health care companies affected the determinations.

Company Response

In future filings, the Company will provide a more detailed discussion of the bonus compensation paid to our named executive officers to fully describe the individual performance plans applicable to Mr. Flatt and Mr. Ussery.  The Company will also further describe how the Board determined the allocation of the NHC Executive Officer Performance Based Compensation allocations to each named executive officer.   Below is a sample of such disclosure that will be included in future filings (new language is underlined):

In making its allocation of the Pool, our Board’s Compensation Committee initially reviews our CEO’s salary and allocates a portion of the bonus to him based on his performance in light of the attainment of the corporate goals and objectives formulated for that fiscal year. The CEO’s corporate goals include, but are not limited to, (i) quality care, (ii) effective management of the Company’s capital structure, (iii) full compliance with internal control requirements, (iv) effective communication with our Board of Directors and shareholders, (v) succession planning, (vi) long term growth strategies and opportunities, (vii) overall Company financial performance, and (viii) customer and investor satisfaction. For 2010 the Compensation Committee allocated 50% of this pool to the Chief Executive Officer and lesser amounts (as identified in the Summary Compensation Table) to the other four Named Executive Officers. Mr. Robert Adams’ "at-risk" bonus compensation is larger than the other Named Executive Officers because of the nature and scope of his leadership responsibilities, the level of accountability for the Company’s overall performance and his greater ability to impact that overall corporate performance.

In addition, Mr. Flatt and Mr. Ussery have the opportunity to earn performance bonuses in amounts as determined in individual plans and payable upon obtaining the goals and objectives of those plans. Mr. Flatt’s performance plan is based on outcomes related to financial and quality performance, customer satisfaction, technology, and development and construction. Specifically, Mr. Flatt is measured on (i) the financial performance of each of the Company’s healthcare centers, homecare operations and ancillary operations, (ii) the quality of the Company’s operations based upon survey results, CMS 5STAR ratings for its healthcare centers and other quality of care metrics, (iii) customer satisfaction based on patient and family quality control cards, (iv) technology based upon the installation and  implementation of technology improvements within the Company and its healthcare centers and others operations, (v)  development based on new construction and acquisitions and meeting or exceeding short and long term strategic planning goals, and (vi) public policy improvements impacting the lines of business in which the Company operates.  Mr. Ussery’s performance plan is based on outcomes related to quality and financial performance of the various lines of business of the Company as well as customer and partner satisfaction. Specifically, Mr. Ussery is measured on (i) the quality of the Company’s operations based upon survey results, CMS 5STAR ratings for its healthcare centers and other quality of care metrics, (ii) the financial performance of each of the Company’s healthcare centers, assisted living facilities and homecare operations, (iii) partner satisfaction based upon partners satisfaction scores and retention rates, (iv) customer satisfaction based upon patient and family quality control cards, (v) the collection of accounts receivable, (vi) achieving occupancy goals, (vii) managing costs and improving operating efficiencies and (viii) pharmacy and parental and enteral performance based upon the financial results of that division of the Company. The Company has established these individual plans for Mr. Flatt and Mr. Ussery because it believes that implementing measurable goals for these two senior managers is beneficial to the overall performance of the Company.  The amounts paid to Mr. Flatt and Mr. Ussery, calculated as described above,  are paid out of the Performance Based Compensation bonus pool and reduces the amount that is available to the other participants in the pool.

Mr. Adams, Mr. Daniel and Ms. Swafford, due to their positions, were held responsible for the performance of Company goals and their allocation of the NHC Executive Officer Performance Based Compensation Plan is strictly as determined by the Compensation Committee and ratified by the Board. In determining the amount to reward Mr. Adams, Mr. Daniel and Ms. Swafford, the Compensation Committee took into account the total compensation earned by the CEO, Controller and Treasurer at other publicly traded long-term care health care companies, namely Kindred Health, Skilled Healthcare, and Sun Health to ensure that the amounts paid to each of Mr. Adams, Mr. Daniel and Ms. Swafford are in line with the amounts paid to their peers at other publicly traded long-term care health care corporations. The Compensation Committee also analyzed and compared the financial performance of comparable companies over the prior three-year period to the performance of the Company. Based on this analysis, the bonus compensation for Mr. Adams, Mr. Daniel and Mrs. Swafford was allocated as set forth in the Summary Compensation Table.

Equity Based Compensation, page 20

2.

We note your disclosure regarding the payment of special cash bonuses to assist in exercising stock options. We further note that you awarded your outside directors $150,000 during fiscal 2010 to exercise outstanding stock options. Explain how these special cash bonuses fit into your overall compensation objectives.

Company Response

The Company will revise its description similar to that below, taken from page 25 of our 2011 proxy statement, which will be included in future filings (new language is underlined):

Equity Awards. Under the 2005 Plan approved by the Company’s shareholders, directors received a five-year stock option to purchase 15,000 shares of Common Stock, granted and issued on the day of the Annual Meeting of the Shareholders each year with an exercise price set at the closing price of NHC’s Common Stock on that day. Such options expire at the end of five years and vest immediately upon grant. The 2010 Plan initially provided that instead of the stock option grant, each non-employee director would receive 5,000 shares of restricted stock. Such restricted stock vests 20% each year for five years. Subsequently, on February 14, 2011, the 2010 Plan was amended to provide that directors who are not executive officers will receive a five-year stock option grant to purchase 7,500 shares of the Common Stock to be granted and issued on the day of the Annual Meeting of Shareholders each year with an exercise price set at the closing price of NHC’s Common Stock on that day. Such options will expire at the end of five years and vest immediately upon grant. The Board has not historically focused on equity compensation of comparable companies because it has been able to attract and retain independent Board members at the current compensation level.

On February 11, 2011, the Compensation Committee, upon the recommendation of the Chief Executive Officer decided to grant each non-employee Director a cash bonus of $150,000 to encourage the exercise of outstanding options held by such Board members.  The cash bonus is only paid if the director uses the bonus to pay the exercise price and tax obligation incurred upon the exercise of outstanding options.  The reason for this bonus was to encourage the board members to exercise the full amount of their outstanding options and thus increase their ownership in the Company.  The Company believes that it helps align the Directors interest with that of the shareholders by encouraging increased stock ownership.

The Board annually reviews its total compensation package in light of compensation paid to directors of comparable health care companies and has found its compensation comparable with similar companies.  The Board, in its reviews of its total compensation, took the bonus described above into account when comparing its compensation to the compensation paid to directors of comparable health care companies.

Grants of Plan-Based Awards, page 23

3.

Please advise us why you did not account for Mr. Flatt’s and Mr. Ussery’s individual performance plans under the columns applicable to non-equity incentive plan awards.

Company Response

The amount paid to Mr. Flatt and Mr. Ussery under their individual performance plans was included under the columns applicable to non-equity incentive plan awards.  In 2010, Mr. Flatt received $ 550,000 and Mr. Ussery received $554,552 under their individual performance plans.  In addition, Mr. Flatt and Mr. Ussery also received discretionary bonuses, which amounts are included in the bonus column of the Summary cap table.

Item 8. Financial Statements and Supplementary Data, page 44

Note 3 – Relationship with national Health Corporation, pages 60-61

4.

Please provide your analysis under ASC 810 as to whether you have a variable interest in National Health Corporation, and if so whether you are the primary beneficiary. Additionally, tell us your consideration of the variable interests held by related parties and their impact on your analysis, if any.

Company Response

Upon adoption of FIN 46(R), we completed a thorough analysis of whether NHC should consolidate National Health Corporation (National). As discussed with and documented in a series of correspondence with the Securities and Exchange Commission between February 2007 and August 2007, we concluded that National should not be consolidated. The basis of our conclusions has continued to be disclosed in our consolidated financial statements in subsequent Annual Reports. Subsequent to our analysis upon adoption of FIN 46(R), there have been no reconsideration events that have impacted our conclusion that National should not be consolidated. Upon adoption of FASB Statement 167, Amendments to FASB Interpretation No. 46 (R), (Statement 167) effective January 1, 2010, as subsequently codified in ASC 810, we appropriately reconsidered our consolidation conclusions regarding National.

As further discussed below, our adoption of ASC 810 did not impact our prior consolidation conclusion under FIN 46(R). Based upon our consideration of ASC 810, we believe we have no variable interest in National and therefore should not consolidate National.

NHC’s management fee arrangement with National’s five nursing centers  is a variable interest in specified assets of National under ASC 810 as those fees are subordinate to the other operating payables of National. We may receive payment for the unrecognized management fees in whole or in part in the future only if cash flows from the operating and investing activities of nursing centers or proceeds from the sale of the nursing centers are sufficient to pay the fees. The management contract provides NHC a variable interest in the specified assets of the five nursing centers and not in National as a whole as the fair value of the five nursing centers is substantially less than 50% of the fair value of the total assets of National.  Because NHC does not have a variable interest in National as a whole, we do not further consider the related party implications under ASC 810.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•

The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

National HealthCare Corporation is committed to fully complying with the SEC disclosure requirements.  After you have had the opportunity to review this letter, please call me at (615) 890-2020 to confirm that the responses in this letter satisfactorily address your comments or to raise any additional questions or comments you may have.

Sincerely,

/s/ Donald K. Daniel

Donald K. Daniel

Senior Vice President and Controller